Ballard Power Systems Inc.

News Release

Ballard And IdaTech Extend Fuel Cell Stack Supply Agreement For Backup Power Thru 2013

For Immediate Release – April 3, 2012

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced a one-year extension of its Equipment Supply Agreement with IdaTech (www.idatech.com), through 2013. IdaTech is a system integrator focused on extended run backup power solutions for the telecommunications industry.

Ballard will support IdaTech’s projected need for 2,500 fuel cell stacks through the end of 2013 with FCgen®-1020ACS fuel cell stacks, each having a power level of up to 3-kilowatts. Ballard fuel cell stacks are integrated by IdaTech into its line of ElectraGenTM ME systems, which operate using reformed methanol fuel, and its ElectraGenTM H2-I systems, which operate using direct hydrogen fuel.

IdaTech’s systems are installed as an alternative to traditional power generators – such as lead-acid batteries and diesel generators – at telecom network sites, including wireless network base stations. In the event of a grid power failure, the reliability and rapid start-up of fuel cell-powered ElectraGenTM systems ensures seamless, uninterrupted service to telecom end-customers.

Larry Stapleton, Ballard’s Vice President of Sales said, “This agreement is a positive reflection of demand for fuel cell backup power solutions. And, the deal helps build our competitive position in comparison to lead acid batteries and diesel gensets. We look forward to the ongoing success of our relationship with IdaTech in growing the adoption of our products for use in backup power applications.”

More than 350 IdaTech ElectraGenTM systems, using Ballard fuel cell stacks, have been sold to leading telecom network and service providers in Asia, Africa, North America and Central America.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products contain proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, included projected product cost savings, product volume forecasts and market demand for our products. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Media: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com